Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kara Water, Inc.
260 Madison Ave, 8th Floor
New York, NY 10016
http://karawater.com/

Up to $999,999.52 in Class B Common Stock at $1.84
Minimum Target Amount: $299.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kara Water, Inc.
Address: 260 Madison Ave, 8th Floor, New York, NY 10016
State of Incorporation: DE
Date Incorporated: July 28, 2020

Terms:

Equity

Offering Minimum: $299.92 | 163 shares of Class B Common Stock
Offering Maximum: $999,999.52 | 543,478 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.84
Minimum Investment Amount (per investor): $299.92

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus

As you are an Indiegogo Backer or prior customer in Kara Water as of 12/31/2024, you are eligible for 10% additional bonus shares and a free set of replacement filters.

Combo/Avid Investor Perk

Early Bronze — Invest $500+ within the first two weeks and receive 5% bonus shares

Early Silver — Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold — Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks: $500 - $10,000

Oasis 1 — Invest $500+ and receive the Champions Group Newsletter

Oasis 2 — Invest $1,000+ 2% bonus shares + Champions Group Newsletter + early access to new products

Oasis 3 — Invest $5,000+ and receive 3% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE

Oasis 4 — Invest $10,000+ and receive 5% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE

Volume-Based Perks: $25,000 - $50,000

Lake Huron — Invest $25,000+ and receive 7% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE + Kara Pure FREE

Lake Superior — Invest $50,000+ and receive 9% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE + Kara Pure FREE

Volume-Based Perks: $75,000 - $150,000

Indian Ocean — Invest $75,000+ and receive 10% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Pod FREE + Kara Pure FREE

Atlantic Ocean — Invest $100,000+ & receive 15% bonus shares +Champions Group Newsletter + personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE + Kara Pure FREE

Pacific Ocean - Invest $150,000+ and receive 15% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Pod FREE + Kara Pure FREE

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Kara Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.84 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $184. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and if you are an Indiegogo Backer or prior customer in Kara Water as of 12/1/2023, you are eligible for additional bonus shares, in addition to the aforementioned bonus.

<u>Disclaimers</u>

*Insiders Group: First to know about upcoming product launches and company developments on a quarterly basis.

*New product delivery starting July 2026

*Kara Pure delivery starting May 2026

The Company and its Business

Company Overview

Company Overview

Kara Water is a technology company with a first-generation product, Kara Pure, currently in the market. Kara Pure is a household air-to-water dispenser that can produce up to 10 liters of alkaline water daily.

The water is sourced from the air using desiccant technology and fortified with minerals. It has a pH value of 9.2+.

Business Model

The company has established mass production and a full supply chain system. Kara Water has four established partnership agreements. The company has received CE certification for its flagship product - Kara Pure - on January 2nd 2025. CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health, and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

Corporate Structure

Kara Water, Inc. was initially organized as a Delaware corporation on July 28, 2020. On December 16, 2020, Kara Atmosphereic Water, Inc., a New York corporation, merged with and into Kara Water, Inc. under the name of Kara Water, Inc., a Delaware Corporation.

Intellectual Property

The company has 2 issued patents and 2 issued trademarks in different stages of approval.

Competitors and Industry

Competitors

Kara Water's competitive landscape can be viewed in two ways. First, is the bottled water market. Kara Water is an alternative to purchasing bottled water. However, there are also other air-to-water dispensors that compete with Kara Pure.

From a bottled water perspective, competitors include Acqua Panna, Evian, Figi, Essentia. All of these businesses bottle alkaline water. However, Kara Pure produces water with a higher alkaline level and without the plastic.

Kara Pure's top competitors in the air-to-water dispenser market are Majik Water (founded 2017), Air-O-Water (founder 2020), and SunToWater Technologies (2012).

Majik Water harvests water from the air by pulling air through solar-powered intake fan and absorbing water droplets from moisture in the air. Air-O-Water is a humidity and temperature-driven machine that creates water and conditiones outside air simultaneously. SunToWater Technologies is an air to water generation system powered by solar panels. It can be used for residential and commercial applications.

Industry

Kara Pure serves as an alternative to bottled water. Therefore, we are targeting the bottled water market and the k-cup / water enhancer market.

The bottled water market is estimated to be $94 billion in the USA and $316 billion globally. We are adjacently targeting the k-cup / water enhancer market which is estimated at $27.5B. Our total addressable market is $343.5 billion.

Sources:

1. US Bottled water market size: https://www.statista.com/outlook/cmo/non-alcoholic-drinks/bottled-water/united-states

2. Global bottled water market size: https://www.mordorintelligence.com/industry-reports/bottled-water-market

3. Water enhancer market size: https://www.futuremarketinsights.com/reports/water-enhancers-market

4. Coffee pod market size: https://www.imarcgroup.com/coffee-pods-capsules-market#:~:text=Market%20Overview%3A,7.3%25%20during%202023%2D2028.

Current Stage and Roadmap

Current Stage

Kara Water is currently in-market with approximately 725 units already delivered and operational. There are another additional 211 units to be delivered and presold.

The company has established mass production and a full supply chain system. Kara Water has generated approximately $1.88M in sales to date from our IndieGoGo campaign and other sales channels with four established partnership agreements.

Future Roadmap

We plan to deliver on pre-orders of our new lower-cost product - Kara Pod - in 2025. There is potential to expand into Australia and New Zealand through a large distribution partner, who is the sole manufacturer and distributor of iRobot in both countries. Finally, the Company has received CE certification for its flagship product - Kara Pure - on January 2nd 2025. CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health, and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

The Team

Officers and Directors

Name: Cody Soodeen

Cody Soodeen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Cody is leads the mission of Kara Water and is the sole executive and principal financial officer. He receives an annual salary of $84,000. He currently owns about 42% of the company equity.

Other business experience in the past three years:

- Employer: Handel Architects
  Title: BIM Manager
  Dates of Service: August, 2021 - August, 2022

Responsibilities: Cody handled management, transmission, and education of BIM practices within the San Francisco office.

Name: Michael Di Giovanna

Michael Di Giovanna's current primary role is with Drive Time. Michael Di Giovanna currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Michael serves on the board of directors. He does not receive compensation. He currently owns about 8% of the company's equity.

Other business experience in the past three years:

- Employer: Drive Time
  Title: Senior Sales Advisor
  Dates of Service: December, 2020 - Present
  Responsibilities: Michael sells and finances vehicles to customers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the

Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Changes in the political, social and economic conditions of our markets may negatively impact our operating results.

Our operations rely upon a third party that operates in China. Any changes that may affect our ability to do business could impair our production.

Limitations imposed by environmental and other regulatory requirements may negatively impact our operating results.

Any environmental or other regulatory rulings that impact our air-to-water system could affect our ability to manufacture and sell our product(s).

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cody Soodeen	3,666,000	Class A Common Stock	42.16%
William Irvine	3,142,000	Class A Common Stock	36.14%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Promissory Notes, as amended. As part of the Regulation Crowdfunding raise, the Company will be offering up to 543,478 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 11,097,710 with a total of 8,694,150 outstanding.

Voting Rights

One vote per share.

Material Rights

1. Redemption. The Class A Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Class B Common Stock

The amount of security authorized is 1,902,290 with a total of 720,743 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

1. Redemption. The Class B Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Convertible Promissory Notes, as amended

The security will convert into Preferred stock and the terms of the Convertible Promissory Notes, as amended are outlined below:

Amount outstanding: $1,045,000.00
Maturity Date: December 31, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Change of control event or Next Equity Financing (as defined below)

Material Rights

The Company issued nine convertible notes totaling $230,000 in 2021, seven convertible notes totaling $180,000 in 2022 and four convertible notes totaling $388,000 in 2023. Additionally, the Company amended the 2021 and 2022 notes to extend the maturity dates to December 31, 2025. During this process, the Company also increased its liability to four of its existing convertible note holders by $60K. The total convertible notes outstanding as of December 31, 2023 valued $798,000.

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 8% per year and is computed as simple interest on the basis of a 365 days per year. At a change of control event or the Next Equity Financing, all interest on the notes are deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such change of control or Next Equity Financing.

Next Equity Financing: The outstanding principal and any accrued but unpaid interest under the aforementioned convertible notes shall be converted into equity securities at the initial closing of the Company's next sale of preferred stock in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000, including conversion of the Notes and other outstanding convertible notes, safes or equity certificates.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $230,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: February 08, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $180,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: April 07, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $388,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: January 14, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: October 22, 2024
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,236,913.45
  Number of Securities Sold: 720,743
  Use of proceeds: Sales and Marketing of Kara Pure, Product Development, General and Administrative
  Date: January 07, 2025
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $103,255 compared to $714,166 in fiscal year 2023. Revenue in 2023 increased compared to 2022, the increase was from the commencement of sales for Kara Pure.

Cost of sales

Cost of Sales for fiscal year 2022 was $87,269 compared to $468,035 in fiscal year 2023.

The cost of sales increase was directly correlated to the launch of Kara Pure and the increased costs of selling and marketing a product.

Gross margins

Gross margins for fiscal year 2023 was 29%, compared to 45% in fiscal year 2023.

The decrease is due to the Kara Pure sales with higher discounts. Kara Water expects gross margins to return to levels greater than 45% in 2024.

Expenses

Expenses for fiscal year 2022 were $773,828 compared to $580,876 in fiscal year 2023.

The decrease is due to a decrease in Advertising and Marketing, which was previously $336,178, and a decrease in Trade Shows/Events.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are committed to developing new products and continuing sales of our first generation product, Kara Pure. Past cash was primarily generated through sales. Our goal is to begin delivering our new product- Kara Pod- in 2025, therefore increasing overall sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2024, the Company has capital resources available in the form of $278,000 cash on hand, $43,000 in account receivable, $62,000 on deposit hold with StartEngine and about $1,048,000 in convertible notes.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 59% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $49k for expenses related to compensation, vendor payments, and marketing spend.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely.

Immediately following the raise, we anticipate the monthly expense to not change. However, once we bring on more sales representatives, increase marketing spend, and launch the new product, we expect the expenses to be $75k.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a potential sales crowdfunding campaign, equity crowdfunding campaign, preferred stock offering, debt offering for inventory and other general business operations. We are also in conversation with strategic partners and investors.

Indebtedness

- Creditor: Convertible Promissory Notes, as amended
  Amount Owed: $1,048,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025
  Please see The Company's Securities for a complete breakdown of the material terms for these Convertible Promissory Notes. The Company issued nine convertible notes totaling $230,000 in 2021, seven convertible notes totaling $180,000 in 2022, four convertible notes totaling $388,000 in 2023, and one convertible note totaling $250,000 in 2024. Additionally, the Company amended the 2021 and 2022 notes to extend the maturity dates to December 31, 2025. During this process, the Company also increased its liability to four of its existing convertible note holders by $60K.

- Creditor: Shopify
  Amount Owed: $34,625.93
  Interest Rate: 15.28%
  Maturity Date: June 03, 2025
  On November 27, 2024, the Company entered into a revenue-based financing loan with Shopify in the amount of $36,0000. The loan has an interest rate of approximately 15.28%. The loans are due 311 days after it is funded. The estimated due date is June 3rd, 2026. The outstanding balance as of December 31, 2023 is $34,625.93.

Related Party Transactions

- Name of Person: Bill Irvine
  Relationship to Company: Advisor, Shareholder
  Nature / amount of interest in the transaction: Bill entered into Convertible Promissory Notes.
  Material Terms: The amount totals $60,000. The maturity date is 12/31/2025 with an interest rate of 8%.

- Name of Person: Colin Paterson
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Colin entered into Convertible Promissory Notes.
  Material Terms: The amount totals $20,000. The maturity date is 12/31/2025 with an interest rate of 8%.

Valuation

Pre-Money Valuation: $17,323,403.12

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,045,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $299.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales and Marketing of Kara Pure
  36.0%
  We anticipate using 36% of the funds towards the continued sales and marketing of our current product, Kara Pure.

- Product Development
  48.5%
  We anticipate allocating 48.5% of the funds towards developing the second generation Kara Pure and a developing new product.

- General & Administrative
  10.0%
  We plan on using 10% of the funds towards general and administrative expenses.

If we raise the over allotment amount of $999,999.52, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales and Marketing of Kara Pure
  35.0%
  We anticipate using 35% of the funds towards the continued sales and marketing of our current product, Kara Pure.

- Product Development
  48.0%
  We anticipate allocating 48% of the funds towards developing the second generation Kara Pure and a developing new product.

- General & Administrative
  10.0%

We plan on using 10% of the funds towards general and administrative expenses.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://karawater.com/ (www.karawater.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kara-water-2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Kara Water, Inc.

[See attached]

Kara Water Inc.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kara Water Inc.
Wilmington, Delaware

Opinion

We have audited the financial statements of Kara Water Inc. (the "Company"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and December 31, 2022, and the result of its operations and its cash flows for the period ending December 31, 2023, and December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SetApart Accountancy Corp.

December 24, 2024
Los Angeles, California

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 5,195	$ 103,425
Inventory	317,702	582,656
Prepaids and Other Current Assets	55,313	2,727
Total Current Assets	**378,210**	**688,807**
Intangible Assets	116,995	126,049
Total Assets	**$ 495,206**	**$ 814,856**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 41,921	$ 139,544
Credit Cards	62,092	42,128
Forward Financing	3,870	-
Deferred Revenue	939,417	1,217,114
Other Current Liabilities	12,249	1,597
Total Current Liabilities	**1,059,550**	**1,400,383**
Accrued Interest on Convertible Notes	48,281	14,635
Convertible Note, net of current portion	798,000	410,000
Total Liabilities	**1,905,830**	**1,825,018**
STOCKHOLDERS' EQUITY		
Common Stock, $0.0001 par, 0 and 10,000,000 shares authorized, 0 and 8,694 shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	1
Common Stock Class A, $0.0001 par, 11,040,000 and 0 shares authorized 8,964,150 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1	-
Common Stock Class B, $0.0001 par, 960,000 and 0 shares authorized, no share issued and outstanding as of December 31, 2023 and 2022, respectively	-	-
Additional Paid in Capital	-	-
Accumulated Deficit	(1,410,626)	(1,010,162)
Total Stockholders' Equity	**(1,410,625)**	**(1,010,161)**
Total Liabilities and Stockholders' Equity	**$ 495,205**	**$ 814,856**

See accompanying notes to financial statements.

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	714,166	$	103,255
Cost of Goods Sold		468,035		87,269
Gross Profit		**246,131**		**15,986**
Operating Expenses				
General and Administrative		416,262		254,217
Selling and Marketing		164,613		519,612
Total Operating Expenses		**580,876**		**773,828**
Net Operating Loss		**(334,744)**		**(757,842)**
Interest Expense		54,362		28,041
Other Income		(3,039)		(5,701)
Loss Before Provision for Income Taxes		**(386,067)**		**(780,181)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(386,067)**	$	**(780,181)**

See accompanying notes to financial statements.

KARA WATER INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock Shares	Amount	Common Stock Class A Shares	Amount	Common Stock Class B Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	1,584	$ -	-	$ -	-	$ -	$ -	$ (229,981)	$ (229,981)
Issuance Of Stock	7,110	1	-	-	-	-	-	-	1
Net Loss	-	-	-	-	-	-	-	(780,181)	(780,181)
Balance—December 31, 2022	8,694	$ 1	-	$ -	-	$ -	$ -	$ (1,010,162)	$ (1,010,161)
Forward Stock Split 1,000-for-1	(8,694)	(1)	8,694,150	1	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	-	-	(14,396)	(14,396)
Net Loss	-	-	-	-	-	-	-	(386,067)	(386,067)
Balance—December 31, 2023	-	$ -	8,694,150	$ 1	-	$ -	$ -	$ (1,410,626)	$ (1,410,625)

See accompanying notes to financial statements.

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (386,067)	$ (780,181)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities		
Amortization of Intangibles Assets	9,054	9,054
Prior Period Adjustments	(14,396)	(8,711)
PIK Interest Expense	33,645	14,635
Changes in Operating Assets and Liabilities:		
Inventory	264,953	(582,656)
Prepaids and Other Current Assets	(37,586)	4,683
Accounts Payable	(97,622)	72,579
Credit Cards	19,965	28,371
Deferred Revenue	(277,697)	1,211,708
Other Current Liabilities	10,652	(30,494)
Net Cash Used In Operating Activities	**(475,100)**	**(61,011)**
CASH FLOW FROM INVESTING ACTIVITIES		
Capital Investment in Research and Development	-	(45,268)
Net Cash Used in Investing Activities	**-**	**(45,268)**
CASH FLOW FROM FINANCING ACTIVITIES		
Forward Financing	3,870	-
Borrowing on Convertible Notes	373,000	200,000
Net Cash Provided by Financing Activities	**376,870**	**200,000**
Change in Cash & Cash Equivalents	**(98,230)**	**93,720**
Cash & Cash Equivalents —Beginning of The Year	103,425	9,705
Cash & Cash Equivalents—End of The Year	**$ 5,195**	**$ 103,425**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 12,087	$ 7,895

See accompanying notes to financial statement

1.   NATURE OF OPERATIONS

Kara Water Inc. was formed in Delaware on July 28, 2020. The financial statements of Kara Water Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

The Company manufactures and sells air-to-water dispensers and associated products. The company's vision is to be the global leader in commercializing regenerative solutions for water and other similar goods.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents do not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for raw materials and finished goods, which are determined using a FIFO (first-in-first-out) method.

Intangible Assets

Intangible assets with finite lives, including patents, trademarks, and development-phase R&D costs (incurred after passing technical and economic feasibility), are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

Kara Water Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer and the Company satisfies its primary performance obligation.

Cost of Sales

Cost of sales includes the cost of retail products, raw materials and ingredients, packing materials, freight and delivery, and other variable and fixed overheads.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $275,573 and $408,652, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 25, 2024, which is the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Shopify Reserve	8,039	2,727
Other Recievable	32,274	-
Convertible Note Receivable	15,000	-
Prepaids and Other Current Assets	$ 55,313	$ 2,727

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Tax Payable	12,249	1,597
Total Other Current Liabilities	$ 12,249	$ 1,597

Inventory consists of the following items:

As of December 31,	2023	2022
Kara Pure Device	265,000	557,000
Filters & Other Materials On Hand	52,702	25,656
Total Inventory	$ 317,702	$ 582,656

4. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,		2023		2022
Capitalized Research and Development	$	135,103	$	135,103
Intangible Assets, at cost		**135,103**		**135,103**
Accumulated Amortization		(18,107)		(9,054)
Intangible Assets, net	$	**116,995**	$	**126,049**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $9,054 and $9,054, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$ 9,054
2025	9,054
2026	9,054
2027	9,054
2028	9,054
Thereafter	71,727
Total	$ **116,995**

5. CONVERTIBLE NOTES

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 210,000	8.00%	2021	2025	$ -	$ 210,000	$ 210,000	$ -	$ 210,000	$ 210,000
2022 Convertible Note	200,000	8.00%	2022	2025	-	200,000	200,000	-	200,000	200,000
2023 Convertible Note	388,000	8.00%	2023	2025	-	388,000	388,000	-	-	-
Total					$ -	$ 798,000	$ 798,000	$ -	$ 410,000	$ 410,000

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 4% per year and is computed as simple interest on the basis of 365 days per year. In September of 2023, the Company amended the convertible notes to increase the rate to 8% per annum from 4% per annum.

Each note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion: Upon the Company's next equity financing with gross proceeds of at least $2,000,000, the outstanding principal and accrued but unpaid interest will automatically convert into shares of Standard Preferred Stock. The conversion price for the shares is determined as the lesser of 80% of the price at which the company's Stock is sold in the next financing (a 20% discount) or a price based on a $10,000,000 valuation of the company divided by its Fully Diluted Capitalization immediately prior to the financing and conversion.

Change of Control: In the event of a Change of Control, the Note may, at the option of the majority noteholders, convert into either Cash equal to 1.5 times the outstanding principal and accrued interest or Common Stock at a conversion price based on the valuation cap and Company Capitalization.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

None of the convertible notes were converted as of December 31, 2023. The maturity dates of 2021 and 2022 notes have been extended to December 31, 2025; therefore, the entire outstanding balance of the convertible notes has been classified as a non-current liability.

6.   FORWARD FINANCING

On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23. The outstanding balance as of December 31, 2023, is $3,870.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001 per share. As of December 31, 2023, and December 31, 2022, 0 and 8,694 shares were issued and outstanding, respectively.

Effective December 14, 2023, the company's Board has amended and restated the certificate of incorporation and approved a 1,000-for-1 forward stock split of the company's common stock, pursuant to which each issued and outstanding share of common stock is split into 1,000 shares of Class-A common stock. The company is authorized to issue two classes of stock: "Class A Common Stock" and "Class B Common Stock.

Class A Common Stock

The Company is authorized to issue 11,040,000 Class A Common Stock shares with a par value of $0.0001 per share. As of December 31, 2023, 8,694,150 shares were issued and outstanding.

Class A common stocks issued under a forward stock split arrangement have a restriction on transferability, and the duration ranges from 2 to 4 years.

Each Holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock.

Class B Common Stock

The Company is authorized to issue 960,000 Class B Common Stock shares with a par value of $0.0001 per share. As of December 31, 2023, no shares were issued or outstanding.

Each Holder of Class B Common Stock shall be non-voting, and holders thereof shall have no voting rights.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ 148,789	$ 179,394
Valuation Allowance	(148,789)	(179,394)
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ 396,709	$ 247,920
Valuation Allowance	(396,709)	(247,920)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforward of $1,335,720. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

Two of the company's shareholders entered into convertible promissory notes arrangement totaling $80,000. The outstanding balance as of December 31, 2023 and 2022 is $80,000, classified in Convertible Promissory Note payable.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through December 25, 2024, which is the date the consolidated financial statements were available to be issued.

In 2024, subsequent to year end, the Company launched a Regulation CrowdFunding Campaign with StartEngine as their registered platform. The Company is offering Common Stock B under the offering with offering price of $1.84 per share. As of the date these financial statements were available to be issued, the Company had raised $1,125,524 in gross proceeds through this offering.

There have been no other events or transactions during this time that would have a material effect on these consolidated financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2023, the Company had a net operating loss of $442,977, an operating cash flow loss of $480,668, and liquid assets in cash of $5,195, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

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GET A PIECE OF KARA WATER

Innovative Air-To-Water™ Technology

Kara Water™ is transforming hydration with Kara Pure™, providing up to 2.5 gallons (20 bottles) of mineral-rich 9.2+ pH antioxidant-alkaline water made from air per day.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


K A R A
Kara Water™
Air-To-Water™

$1,227,047.23 Raised ⓘ

Get Equity
$1.84 Per Share

RAISED ⓘ	INVESTORS
$1,227,047.23	**1,080**
MIN INVEST ⓘ	VALUATION
$299.92	**$17.32M**

REASONS TO INVEST

- Kara Water™ has achieved $1.6M in sales with over 800 units sold across 44 countries. Additionally, we've garnered attention with 9M organic views on YouTube & an appearance on the TODAY Show in January 2023.

- In a total addressable market worth approximately $343.5B, Kara Water™ is targeting the $316B Global Bottled Water Market as well as the $27.5 billion K-Cup/Water Enhancer Market.

 Utilizing our innovative desiccant air-to-water technology, Kara Pure water uses a UV-C sterilizer to produce the highest quality, purest drinking water that is low in bacteria and biological contaminants.

TEAM



Cody Soodeen • Chief Executive Officer, Principal Accounting Officer, Director

My background is in architecture and engineering. My early career was spent developing high-rises and megaprojects including Hudson Yards, Changi Airport T5, and many other major projects around the world. During my career I developed meaningful relationships with many of the top 10 architecture firms and built out the entirety of the first international branch in the UK before departing to go fulltime at Kara Water.

As CEO of Kara Water, my passion for water stems from dealing with bacteria riddled drinking water at a young age. During my studies, I was inspired by the Namibian desert beetle that can turn air in the driest desert in the world into drinking water and then drink it off of it's own back. I realized that if this beetle could do this, then why couldn't we? So, I set out to develop a system that could replicate the beetles natural phenomenon. This led to the creation of Kara Pure which now serves as the primary source of clean drinking water for thousands of people. My goal is to end our reliance on ground water for our drinking water needs and help so many people who experienced similar or worse water issues as myself.

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Michael Di Giovanna • Director

Michael co-founded Kara Water and serves on the board.

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Colin Paterson • Technology Advisor

Colin Paterson has over 30 years' experience in high tech engineering from startups to multibillion dollar companies in the semiconductor, supercomputer and telecommunications sectors. Colin was an early team member at MMC Networks which was an early pioneer for network processor technology capable of wire speed manipulation of telecommunication protocols. Most recently he was part of the business team at 7AC technologies (acquired by Emerson) which was a pioneering startup company that developed ground-breaking liquid desiccant plastic plate membrane isolated technology for large-scale air-conditioning applications. Colin brings his extensive desiccant and technology experience to Kara Water as a co-founder and technology advisor.

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John Vaskis • Business Development Advisor

John Vaskis is a 10+-year veteran of technology sales. He was Indiegogo's first sales team member and built an international salesforce that helped entrepreneurs raise over 2B on the platform. He led sales and partnerships efforts at the experiential marketing platforms b8ta & SHOWFIELDS bringing numerous DTC companies to the masses in person. He is now leading BD efforts for Kara Water to expand their retail and international efforts to bring the best water to the world.

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Raleigh Ormerod • Marketing Advisor

Innovator of the Swiffer Wet Jet at P&G and Colgate Total at Colgate-Palmolive, Raleigh has a track record in marketing and business growth with Fortune 500s and startups with over 100 product launches. Experienced board member, interim executive, business mentor, and civic leader.

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Bill Irvine • Financial Advisor

Bill Irvine advises Kara Water on capital raising and other general business activities, resulting in over $700,000 raised through a convertible note and over $1mm of orders through pre-sales. He is an entrepreneur and has worked for 16 years for hedge funds, which have raised billions in assets. Bill is a mentor for the Cleantech Open accelerator for 5 years and invests in high-impact startups. Bill sits on a nonprofit board for a youth sports club and increased membership 25% in his first year and is on the development committee of a foundation for a rare-genetic-disease. Bill earned an MBA from Columbia Business School and double majored in Statistics & Applied Mathematics and Economics from Johns Hopkins University.

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Harrison Bohrman • Marketing Advisor

Harrison Bohrman is an Emmy and Peabody award-winning creative leader and entrepreneur who's helped launch brands, grow audiences, and deliver engaging content for more than two decades. In addition to working on cutting-edge startups and co-producing The New York Times Critic's Pick documentary "Bomb It", Harrison's accomplished background includes CNN, VICE, and Byron Allen Media.

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THE PITCH

Transforming Air into Clean Water Since 2021



The graphic above utilizes a computer-generated image of the product. The product is currently available on the market.

Born from founder Cody Soodeen's childhood experience with contaminated well water and inspired by a resilient beetle from the Namib Desert known as Stenocara Gracilipes, that turns air into water using its shell, Kara Pure™ is what we believe is one of the first successful desiccant air-to-water dispensers of mineral-rich alkaline water.



The name of the Namibian Desert beetle is Stenocara Gracilipies, giving way to our company name and logo, Kara Water.

This beetle survives by capturing the water vapor in the air onto its shell. Once it captures enough of it, the beetle will stand on its head and drink the water from its back. The shell of this beetle uses something known as Van Der Wahl Forces to physically attract the water in the air to the surface of its shell and holds it there. Kara Pure replicates this process, to provide you with healthy, safe, and reliable drinking water.

Once the air has been captured from the environment and all impurities have been removed, the clean air then has its moisture extracted through a process called desiccation. Thanks to our UV-C sterilizer built in the water reservoir, Kara Pure produces high-quality, pure drinking water that is low in bacteria and biological contaminants. Beyond convenience, Kara Pure contributes to environmental sustainability, reducing the need for plastic bottles and tackles global water purity and scarcity issues.



Air-to-Water Technology 〰️💧

Kara Pure transforms standard air in the home into up to

2.5 gal of 9.2+ pH antioxidant-alkaline water **per day**

OUR BUSINESS MODEL

Unveiling the Health-Boosting Power of Mineral-Rich Hydration

Kara Water's mission is crystal clear – provide local access to clean, healthy and reliable drinking water to everyone through air-to-water technology. Beyond filtration, Kara Pure enriches water with seven essential natural minerals, offering a holistic boost to mood, skin health, and overall vitality. Currently in-market with 492 operational units and 857 presold, we've been able to streamline our supply chain and mass production capabilities.

The Opportunity

60M

of U.S. adults won't drink tap water, filtered or not

$700+

Spent per year on bottled water and growing by Kara Water customers

$2.8B

Spent per year on bottled water by potential first market customers in U.S.



Groundwater fear is growing throughout the country and the world



Alkaline water is rapidly growing in popularity, (39% CAGR)



We believe **Kara Pure** is the premium environmentally friendly water delivery company



**$3.96 million people is Kara Water's initial market size in the U.S. On average, $700 is spent per year on bottled water by Kara Water customers. $2.8 billion total spent by our market per year.*

Initially focusing on direct-to-consumer (D2C) sales, Kara Water is strategically pivoting to a business-to-business (B2B) model through a leasing/rental program. This shift ensures recurring revenue, while D2C drives strong margins and maintains steady income through replacement filters. Our roadmap includes expanding to 1,000 units in the rental market short-term and expansion into the mass market, fueled by our new, upcoming cost-effective product expected to launch in June 2025.



Mineral-enhanced with:
KARA
Ca
Calcium Bone Health
Li
Lithium Mental Wellness
Mg
Magnesium Blood Pressure

THE MARKET & OUR TRACTION

A Splash in the Market – Redefining Hydration Globally

The Market

$316B Global Bottled Water Market

$27.5B K-Cup/Water Enhancer Market

$1.6M Revenue to Date

492 Operational Units

9M Youtube Views

*Source | Source | Source

Kara Water is targeting a total addressable market of $343.5 billion, targeting both the global $94 billion bottled water industry in the U.S. and the $27.5 billion k-cup/water enhancer market (Source | Source | Source). With $1.6 million in revenue to date, four solid partnership agreements, products in 44 countries, and a unique product line, Kara Water has become recognized globally. To date, we've raised $735,000 on a convertible note, $1.3 million previously on Indiegogo, received accolades from Fast Company, TIME Magazine (Best Invention 2022), and CES, and are in the process of obtaining CE certification.



Our team has been diligently preparing for the future with an exciting product roadmap including four innovative products in development. Among these, one is tailored for the mass market, another is set to replace the water cooler, a third to address off-grid applications through solar integration, and the fourth to serve as a supplementary mass market model. Founder, Cody Soodeen has spent 11 years working on and refining this technology, with the remainder of our dedicated leadership team coming from backgrounds working with companies such as Grimshaw, 7AC Tech, Indiegogo, CNN and more. With 492 operational units, a YouTube video gone viral, a solid leadership team with decades of collective expertise in architecture, technology, and finance, and plans for global expansion, our goal is to grow to become a major player within the industry.

I can't believe that this thing PUMPS out so much water in Arizona! My wife, myself and my dog love it!

KERRY D. / **ARIZONA**

WOW I can not say enough good things about it! It's so nice to have independent and amazing water at home that tastes incredible and is a great alkaline level too.

MALKUTH F. / **CALIFORNIA**



The above testimonials may not be representative of the opinions or of the experiences of other Kara Water users and is not a guarantee of future performance or success.

WHY INVEST

Transform the Future of Accessible, Sustainable Drinking Water


K A R A
Kara Water™
not only provides local healthy supportive great tasting water but also addresses environmental concerns of plastic bottle pollution and depletion by tapping into a new source of water, the air.

Join us on our journey of pioneering a societal shift towards air-to-water as the primary source for indoor drinking. By investing, you become part of a mission to impact billions of lives by making clean, healthy, and reliable drinking water accessible to more people than ever more. Looking to the future, our goal is to impact the 2 million people living in third world countries with Kara Pure™. An investment in Kara Water is an investment for the future of accessible drinking water.

Kara Water aims to revolutionize how we access drinking water globally. Don't miss the chance to be at the forefront of this movement in drinking water consumption through water decentralization.

17b Disclosure

ABOUT

HEADQUARTERS
260 Madison Ave, 8th Floor
New York, NY 10016

WEBSITE
View Site ⧉

Kara Water™ is transforming hydration with Kara Pure™, providing up to 2.5 gallons (20 bottles) of mineral-rich 9.2+ pH antioxidant-alkaline water made from air per day.

TERMS

Kara Water

Overview

PRICE PER SHARE
$1.84

VALUATION
$17.32M

DEADLINE ⓘ
Jan. 8, 2025 at 7:21 PM UTC

FUNDING GOAL ⓘ
$299.9 - $1M

Breakdown

MIN INVESTMENT ⓘ
$299.92

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$999,999.52

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
163

MAX NUMBER OF SHARES OFFERED
543,478

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$495,206	$814,856
Cash & Cash Equivalents	$5,195	$103,425
Accounts Receivable	$0	$0
Short-Term Debt	$1,059,550	$1,400,383
Long-Term Debt	$846,281	$424,635
Revenue & Sales	$714,166	$103,255
Costs of Goods Sold	$468,035	$87,269
Taxes Paid	$0	$0
Net Income	-$386,067	-$780,181

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are an Indiegogo Backer or prior customer in Kara Water as of 12/31/2024, you are eligible for 10% additional bonus shares and a free set of replacement filters.

Combo/Avid Investor Perk

Early Bronze — Invest $500+ within the first two weeks and receive 5% bonus shares

Early Silver — Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold — Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks: $500 - $10,000

Oasis 1 — Invest $500+ and receive the Champions Group Newsletter

Oasis 2 — Invest $1,000+ 2% bonus shares + Champions Group Newsletter + early access to new products

Oasis 3 — Invest $5,000+ and receive 3% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE

Oasis 4 — Invest $10,000+ and receive 5% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE

Volume-Based Perks: $25,000 - $50,000

Lake Huron — Invest $25,000+ and receive 7% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE + Kara Pure FREE

Lake Superior — Invest $50,000+ and receive 9% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + our new product Kara Pod FREE + Kara Pure FREE

Volume-Based Perks: $75,000 - $150,000

Indian Ocean — Invest $75,000+ and receive 10% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Pod FREE + Kara Pure FREE

Atlantic Ocean — Invest $100,000+ & receive 15% bonus shares +Champions Group Newsletter + personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE + Kara Pure FREE

Pacific Ocean - Invest $150,000+ and receive 15% bonus shares + Champions Group Newsletter + personal 30-min video call with Cody Soodeen + new product Kara Pod FREE + Kara Pure FREE

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kara Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.84 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $184. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and if you are an Indiegogo Backer or prior customer in Kara Water as of 12/1/2023, you are eligible for additional bonus shares, in addition to the aforementioned bonus.

Disclaimers

Insiders Group: First to know about upcoming product launches and company developments on a quarterly basis.

New product delivery starting July 2026

Kara Pure delivery starting May 2026

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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FAQS

How much can I invest?   ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.



When will I receive my shares?   ⌃

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these

regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, my name is Cody Soodeen, I'm an architect and the CEO of Kara Water, and I'm passionate about bringing clean drinking water to the world.

I grew up in a small town in Pennsylvania where for many years we unknowingly had bacteria in our well and it really affected my family's health. When we found out, we began to purchase only bottled water. While studying architecture, I learned about this little beetle that lives in the driest desert in the world, the Namib desert. This beetle survives by capturing water vapor in the air on its shell, and when it captures enough of it, it does a handstand, and drinks the water off of its very own back! When I saw this, I thought to myself that if we could replicate this natural phenomenon, it could change how we access clean drinking water everywhere! This was the start of Kara Water.

At Kara Water, we've created an innovative air-to-water dispenser that literally turns the air around you into healthy, safe, and reliable drinking water. We learned that the shell of the beetle uses something called Van Der Wahl forces to physically attract water in the air to the surface of its shell and it holds it there. We've replicated how the beetle does that and scaled the process from a few droplets of water up to 10L per day with our product Kara Pure.

Kara Pure is already serving thousands of people and to date, has offset approximately 1.79 million plastic bottles of water and we'll offset millions more. We have the capability to shrink our technology, make it larger, add solar, produce virtually any amount of water we want on any scale, and we plan to! Our goal is to see air-to-water technology in every home, office, gym, spa, mall, boat, RV, virtually every space that you drink water, in any environment.

Kerry Dunne is one of our customers in Scottsdale Arizona. Here's what he has to say.

Testimonial:

"Hi my name is Kerry Dunne. I'm with R-entertainment. You're in Beautiful Scottsdale Arizona in our office where we have a Kara Water machine, and also if you're at my house you'd see the Kara Water machine in my house. We live in the middle of a desert in Beautiful Scott. Arizona. Every day I wake up to have 2.5 gallons. We were never sure if this is going to be working in the desert, but it does phenomenal.

It's hard carrying 40 bottles of water from Costco into the house every two minutes, so I got rid of that.

I have the most spoiled dog in the world, he's even drinking Kara Water, so it's a great product and I highly recommend everybody just to check it out.

Yanko Design, which boast 3M monthly readers, wrote this; "Kara Pure's high-end engineering with minimalist design are well within the domain of companies like Apple and Dyson!" If that's not a bold enough statement, right afterwards, Kara Pure was chosen as TIME Magazine's Best Inventions of 2022, right after that Kara Pure won the CES Innovation Award in January 2023 and then shortly afterwards, Kara Pure was featured on the TODAY Show!

We have established mass production, warehousing, and logistics, and to date we've generated $1.6M in sales. I personally sit in our factory myself to oversee development, manufacturing, and QC of all of our products and will continue to do so as we push the envelope of innovation. We have exciting developments in the works to enter the mass market and expand our sales channels for Kara Pure through leasing.

Let's end the transportation of bottled water from hundreds or thousands of miles away. Let's end our fear of what's in the water that our kids are drinking and instead, let's together expand air-to-water technology to every home, office, and place of business. They say that water will be the next gold. At Kara Water, we make water.

Support our campaign and together we can bring local drinking water to people all over the world right where they are, with no infrastructure required. We hope that you'll share our campaign and invest in the future of local drinking water.

Sources:

1. Yanko Design monthly readers: https://www.yankodesign.com/tips-publication/

2. TIME Magazine Best Inventions of 2022: https://time.com/collection/best-inventions-2022/6222300/kara-pure/

3. CES Innovation Award: https://www.ces.tech/innovation-awards/honorees/2023/honorees/k/kara-pure.aspx

4. TODAY Show: https://www.today.com/video/hot-new-tech-air-to-water-dispenser-indoor-garden-more-162107973683

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KARA WATER, INC.

The undersigned, Cody Soodeen, hereby certifies that:

1.   The undersigned is the duly elected and acting Chief Executive Officer of Kara Water, Inc., a Delaware corporation.

2.   The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 28, 2020.

3.   The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is Kara Water, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A)   Recapitalization. Without any other action on the part of the Corporation or any other person, effective immediately upon the filing of this Amended and Restated Certificate of Incorporation (the "Restated Certificate") with the Delaware Secretary of State (the "Effective Time"), each share of the Corporation's Common Stock, $0.0001 par value per share, issued and outstanding (the "Old Common Stock") shall automatically, without further action on the part of the Corporation or any holder of Old Common Stock, convert into 1,000 fully paid and nonassessable shares of Class A Common Stock, $0.0001 par value per share, of the Corporation. The conversion described in the foregoing sentence shall be referred to herein as the "Forward Stock Split". No fractional shares will be issued in connection with the Forward Stock Split effected by the preceding sentence. From and after the Effective Time, any stock certificates that, immediately prior to the Effective Time, represented the shares of Old Common Stock, shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Class A Common Stock into which such Old

Common Stock has been converted in the Forward Stock Split pursuant to this Restated Certificate.

(B)   Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The total number of shares which the Corporation is authorized to issue is Thirteen Million (13,000,000) shares, each with a par value of $0.0001 per share. 11,097,710 shares shall be Class A Common Stock and 1,902,290 shares shall be Class B Common Stock.

(C)   Class A Common Stock.

        1.   Redemption. The Class A Common Stock is not mandatorily redeemable.

        2.   Voting Rights and Powers. Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(D)   Class B Common Stock.

        1.   Redemption. The Class B Common Stock is not mandatorily redeemable.

        2.   Voting Rights and Powers. Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal the Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Solely for purposes of this paragraph, "officer" shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as amended from time to time.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Restated Certificate inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Restated Certificate or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein."

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed on _____.

_____
Cody Soodeen, Chief Executive Officer